U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	December 17, 2013

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Kevin McGrath 1 (212) 245 4577 kevin@cameronassoc.com

LEADING INDEPENDENT PROXY ADVISORY FIRM ISS RECOMMENDS AGAINST A KELLOG CONTROLLED
BOARD AND THE ELECTION OF PETER KELLOGG AS A DIRECTOR

NEW YORK (December 16, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) today announced that Institutional Shareholder Services Inc. ("ISS"), a leading independent proxy voting and corporate governance advisory firm, has recommended that MFC shareholders vote "AGAINST" the proposal by Peter Kellogg and IAT Reinsurance Company, Ltd. (the "Kellogg Group") to take control of the MFC board at the upcoming annual general and special meeting of MFC to be held on December 27, 2013 (the "Meeting") and withhold their votes from the election of Peter Kellogg as a director.

ISS recommended that, among other things, MFC shareholders:

  vote "AGAINST" the Kellogg Group's attempt to take control of the MFC board, by voting "AGAINST" its proposal to fix the number of directors at 11; and

  "WITHHOLD" their votes for all of the Kellogg Group's hand-picked nominees, including Peter Kellogg, other than Andrew J. Betts and Patrice E. Merrin for election to the MFC board.

The ISS recommendations are in line with MFC's previously announced proposal to the Kellogg Group that it would be prepared to support the election of two of the Kellogg Group's nominees that are independent from such group in consideration of the termination of the current proxy contest by the Kellogg Group.

Michael Smith, Chief Executive Officer, stated: “While we are disappointed with the Kellogg Group's response to our proposal to end this proxy contest, we continue to seek a fair compromise that is in the best interest of the Company and to allow it to move forward with its long term strategy and continue to build shareholder value. Accordingly, we reiterate our willingness to accept the recommendation of ISS in order to end this proxy contest."

MFC urges shareholders to carefully review MFC's communications to shareholders and Proxy Circular, which are available on SEDAR and EDGAR and on the Company's website at www.mfcindustrial.com/investor_relations, and promptly vote only their WHITE proxy well in advance of the proxy voting deadline of December 24, 2013 at 4:00 p.m. (Hong Kong time).

PAGE 1/2

Regardless of the number of shares you own, we ask for your support by casting your vote today by completing and returning ONLY the WHITE proxy. If you have any questions or need assistance in casting your vote or completing your WHITE proxy, please call Mackenzie Partners Inc. within North America toll free at 1-800-322-2885, collect at (212) 929-5500, or by email at proxy@mackenziepartners.com.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the company, please visit our website at www.mfcindustrial.com.

PAGE 2/2